

October 18, 2010

Ronald L. Sargent
Chief Executive Officer
Staples, Inc.
Five Hundred Staples Drive
Framingham, MA 01702

> **Re: Staples, Inc.**
> **Form 10-K for the fiscal year ended January 30, 2010**
> **Filed March 2, 2010**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 26, 2010**
> **File No. 000-17586**

Dear Mr. Sargent:

We have reviewed the letter dated October 6, 2010 in response to our letter dated September 22, 2010 and we have the following comments. You should comply with the comment in all future filings, as applicable. Please confirm in writing that you will do so, and also explain to us in sufficient detail for an understanding of the disclosure how you intend to comply by providing us with your proposed revision.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Definitive Proxy Statement on Schedule 14A

Performance Based Annual Cash Bonus, page 46

1. We note your response to comment six from our letter dated September 22, 2010. Please provide a more robust discussion as to why disclosure of the return on net asset dollars component used to calculate Messrs. Doody and Parneros annual performance bonus would cause you competitive harm. Please refer to Question 118.04 of Compliance Disclosure and Interpretations of Regulation S-K. Also, neither the quantitative nor qualitative disclosure you provided seems to convey how difficult it will be for the executive or how likely it will be for the registrant to achieve the target. Instead your proposed disclosure seems to indicate the possible awards and actual payouts, which provides a historical view of past payouts, but

it does not provide much insight as to how difficult it was to achieve the current business level return on net asset target. Please discuss in greater detail how difficult it was to achieve the business level return on net asset target.

Please contact Robert Errett, Staff Attorney at (202) 551-3225 or Mara Ransom, Legal Branch Chief at (202) 551-3264 or me at (202) 551-3720 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director